SPARROW FUNDS

MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3

ADOPTED AUGUST 30, 2000

AS AMENDED JULY 27, 2006

This Multiple Class Plan (the “Plan”) is adopted in accordance with Rule 18f-3 (the “Rule”) under the Investment Company Act of 1940, as amended (the “Act”) by the Sparrow Funds (the “Trust”) on behalf of its current series, the Sparrow Growth Fund (the “Fund”). The Trustees, including each Trustee who is not an interested persons of the Trust (as defined in the Act) (collectively, “Independent Trustees”), having determined that the Plan is in the best interests of each class of the Fund individually and of the Trust as a whole, have approved the Plan.

The provisions of the Plan are:

1. General Description Of Classes. Each class of shares of the Fund shall represent interests in the same portfolio of investments of the Fund and shall be identical in all respects, except that each class shall differ with respect to: (i) the Rule 12b-1 Plan adopted with respect to the class; (ii) distribution and related services and expenses as provided for in the applicable Plan; (iii) such differences relating to purchase minimums, eligible investors and exchange privileges as may be set forth in the prospectus(es) and statement(s) of additional information of the Series, as the same may be amended or supplemented from time to time; and (iv) the designation of each class of Shares. There currently are two classes designated: Class A and Class C.

(a)         Class A Shares. Class A Shares are offered and sold at net asset value plus a maximum sales load of 5.75%. Class A Shares are subject to a maximum 0.50% annual 12b-1 distribution fee. Class A shares purchased without an initial sales charge, because they were purchases of $1 million or more or purchases by qualified retirement plans with at least 200 eligible employees, are subject to a contingent deferred sales charge (“CDSC”), based on the lower of the shares’ cost or current net asset value, of 1% if such Class A shares are redeemed within 18 months of the purchase date.

(b)        Class C Shares. Class C shares of the Fund are offered at net asset value without deducting a sales charge. Shareholders do not pay an initial sales charge on purchases of Class C shares and all of the purchase payment is immediately invested in the Fund. The adviser, not the Fund, may make a payment to the dealer of record of 1% of the amount invested in Class C shares. Class C shares are subject to a CDSC of 2% if the Class C shares are redeemed within two years of purchase, based on the lower of the shares’ cost or current net asset value. Any shares acquired by reinvestment of distributions will be redeemed without a CDSC.

(c)       Payments by Adviser. With respect to both Class A and Class C shares, the Fund's adviser may pay some or all of the 12b-1 fees above to certain financial institutions (which may include banks, brokers, securities dealers and other industry professionals) as compensation for providing distribution-related services and/or for performing certain administrative servicing functions for Fund shareholders to the extent these institutions are allowed to do so by applicable statute, rule or regulation. With respect to Class C shares, the adviser typically makes no 12b-1 payments to financial institutions until the 13th month after Class C shares are purchased.

2. Expense Allocations To Each Class. Each class of shares of the Fund shall represent interests in the same portfolio of investments of the Fund and shall be identical in all respects, except that each class shall differ with respect to: (i) the Rule 12b-1 Plan adopted with respect to the class; (ii) distribution and related services and expenses as provided for in the applicable Plan; (iii) such differences relating to purchase minimums, eligible investors and exchange privileges as may be set forth in the prospectus(es) and statement(s) of additional information of the Series, as the same may be amended or supplemented from time to time; and (iv) the designation of each class of Shares. There currently are two classes designated: Class A and Class C.

(a)          In addition to the distribution and service fees described above, certain expenses may be attributable to a particular class of shares of the Fund (“Class Expenses”). Class Expenses are charged directly to net assets of the class to which the expense is attributed and are borne on a pro rata basis by the outstanding shares of that class. Class Expenses may include;

(i)	distribution (12b-1) fees and service fees;

(ii)	expenses incurred in connection with a meeting of shareholders;

(iii)	litigation expenses;

(iv)	printing and postage expenses of shareholders reports, prospectuses and proxies to current shareholders of a specific class;

(v)	expenses of administrative personnel and services required to support the shareholders of a specific class;

(vi)	transfer agent fees and expenses; and

(vii)	such other expenses incurred by, or attributable to, a specific class.

(b)         All other expenses of the Fund are allocated to each class on the basis of the net assets of that class in relation to the net assets of the Fund in the aggregate. Notwithstanding the foregoing, the distributor or adviser of the Fund may waive or reimburse the expenses of a specific class or classes to the extent permitted under the Rule.

3.       Class Designation. Subject to the approval by the Trustees of the Trust, the Fund may alter the nomenclature for the designations of one or more of its classes of shares.

4.       Additional Information. This Plan is qualified by and subject to the terms of the then current Prospectus for the applicable class of shares; provided, however, that none of the terms set forth in any such Prospectus shall be inconsistent with the terms of this Plan. The Prospectus for each class contains additional information about the class and the Fund’s multiple class structure.

5.      Effective Date. This Plan is effective on the day before the registration of Class C shares of the Fund is effective. This Plan may be terminated or amended at any time with respect to the Trust or the Fund or class thereof by a majority of the Trustees, including a majority of the Independent Trustees.

Amendments to this Plan shall become effective on the date specified by the Board after approval of the Trustees (including the Independent Trustees) and notice to shareholders of the Fund (if any is required).